May 16, 2007

Alfred C. Eckert III
Chairman
GSC Acquisition Company
500 Campus Drive, Suite 220
Florham Park, NJ 07932

RE: GSC Acquisition Company
      Registration Statement on Form S-1
      Amendment 3 Filed April 17, 2007
      File No. 333-138832

Dear Mr. Eckert:

　　We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We reissue comment one from our letter of April 4, 2007. We encourage you to file all exhibits with your next amendment, including the legality opinion. The review of these documents must be completed before the registration statement is declared effective, and we may have additional comments.

Summary, page 1

2. The right of first refusal only exempts companies in which GSC Group or its affiliates have an equity interest. This is inconsistent with the disclosure that the company will not enter into a business combination with "any entity in which any of our officers, directors, GSC Group or its affiliates has a financial interest. Please reconcile.

3. We reissue comment three from our letter of April 4, 2007. We continue to note the disclosure that management has received several unsolicited inquiries. Please disclose the nature of these unsolicited inquiries. Clarify all communications that occurred as a result of these unsolicited inquiries.

4. We reissue comment eight from our letter of April 4, 2007. Please clarify any specific requirements for conversion that may make it more difficult for shareholders to convert, such as a requirement to tender shares prior to voting on the transaction. Given the representations made to investors in the Form S-1 as to the protections afforded by the conversion process, limitations such as the procedure to tender shares prior to the vote, which may impact their ability to elect conversion or may incur additional expense associated with the process, should be clearly disclosed in the Form S-1. We may have further comment.

5. We reissue comment six from our letter of April 4, 2007. We continue to note promotional statements. Please revise the prospectus to remove these statements.

6. We reissue comment 12 from our letter of April 4, 2007. It appears that the purchase of the 4 million warrants by the founding stockholder will be specified as a condition to completion of the offering in the Underwriting Agreement. As such, it is unclear how this is consistent with the disclosure that this is a firm commitment offering. We may have further comment.

7. Given GSC Group's significant business experience with distressed companies, provide clear disclosure as to whether the company may or will focus on distressed companies. In light of the first refusal right, this may appear to make it more likely that the target business would be a distressed company. In addition, if you determine not to focus on distressed companies, discuss and explain the references to the significant experience of management and the "proven strategies" of GSC Group, how these factors will be relevant to this transaction. We may have further comment.

Risk Factors, page 19

8. We reissue comment 14 from our letter of April 4, 2007. Provide a more detailed discussion of those claims that would not be covered by the indemnification that fall outside the vendor and target business definition. The terms "vendor" and "target business" would not appear to cover all parties that the company has entered into a contract. Please clarify and provide a discussion of those transactions of a typical blank check company that would not fall within the indemnification requirements.

GSC Group Senior Management, page 51

9. References to specific results of companies associated with management, such as references to "managing approximately $1.2 billion of assets," "launched the approximately $550 million Managed High Yield Plus Fund, etc. do not appear relevant. Please remove this disclosure.

Financial Statements
General

10. Please provide a currently dated consent in any amendment and ensure the financial statements are updated as required by Rule 3-12(g) of Regulation S-X.

Notes to Financial Statements
General

11. We reviewed your response to our prior comment 22. Considering your financial statements include the details of the proposed offering, the underwriting agreement must be signed prior to the consummation of the offering and your trust account will include a portion of the underwriting discounts, revise to disclose the terms and conditions of the underwriting agreement with Citi and/or any other underwriter.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John Zitko at (202) 551-3399, or Pam Howell, who supervised the review of your filing, at (202) 551-3357.

Sincerely,

John Reynolds
Assistant Director

cc: Deanna L. Kirkpatrick (by facsimile)
        212-450-4800